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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                              BAB Holdings, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                          Common Stock, no par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   055176101
        _______________________________________________________________
                                (CUSIP Number)

                            Gerald L. Fishman, Esq.
     Fishman, Merrick, Miller, Genelly, Springer, Klimek & Anderson, P.C.
                      125 South Wacker Drive, Suite 2800
                            Chicago, IL 60606-4402
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 19, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 055176101                                      PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      EP Opportunity Fund, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            539,651

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             539,651

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      539,651

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, no par value ("Common Stock"), of BAB Holdings, Inc., an Illinois corporation (the "Company"). The principal executive offices of the Company are located at 8501 West Higgins Road, Suite 320, Chicago, Illinois 60631.

Item 2.   Identity and Background

     This Statement is being filed by EP Opportunity Fund, L.L.C., a Delaware limited liability company ("EPOF" and the "Reporting Person"). EPOF was formed to engage in the buying and selling of securities for investment for its own account.

     Eisenberg Partners, L.L.C., a Delaware limited liability company ("Eisenberg Partners"), is the sole Manager of EPOF. Jeffrey Eisenberg is the sole Manager of Eisenberg Partners. Mr. Eisenberg is a citizen of the United States of America, and his principal occupation is managing the affairs of Eisenberg Partners and through such entity the affairs of EPOF. The business address of each of EPOF, Eisenberg Partners and Mr. Eisenberg is 33 West Monroe Street, 21/st/ Floor, Chicago, IL 60603.

     During the last five years, none of EPOF, Eisenberg Partners or Mr. Eisenberg (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Preferred Stock purchased by EPOF was $350,000. All of the funds required for these purchases were obtained from the general funds of EPOF.

Item 4.   Purpose of the Transaction

     The Reporting Person acquired the Preferred Stock for investment purposes, and the Reporting Person intends to continue to evaluate the performance of such Prefeerred Stock as an investment in the ordinary course of its business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which it invests, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, the Reporting Person may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company or acquiring another company or business, changing the operating or marketing strategies, adopting, not adopting, modifying or eliminating certain types of anti-takeover measures, restructuring the Company's capitalization, and reviewing dividend and compensation policies.

     The Reporting Person intends to adhere to the foregoing investment philosophy with respect to the Company.

     The Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of Common Stock.

     Except as set forth above, the Reporting Person has no plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) EPOF owns 14,000 Preferred shares, convertible into 539,651 shares of Common Stock (as of March 19, 1998), representing an aggregate of approximately 6.5% of the outstanding Common Stock of the Company. The percentage in this paragraph is calculated based upon 7,744,302 outstanding shares of Common Stock of the Company, as of March 19, 1998, as reported in the Company's Form DEF 14A. Neither Eisenberg Partners nor Mr. Eisenberg beneficially own any Common Stock (other than the Common Stock beneficially owned by EPOF).

     (b) EPOF has sole power to vote and to dispose of all of the Common Stock beneficially owned by it.

     None of EPOF, Eisenberg Partners or Mr. Eisenberg has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of EPOF, Eisenberg Partners or Mr. Eisenberg is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

     Not applicable.



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         EP Opportunity Fund, L.L.C.
                         By: Eisenberg Partners, L.L.C., Manager
4/2/98                   By: /s/ J. Eisenberg
------                      -----------------
                            Signature       Jeffrey Eisenberg, Manager

                         Jeffrey Eisenberg, Manager
                         --------------------------
                         Name/Title